UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. 10)*

                    Under the Securities Exchange Act of 1934


                                VITAL SIGNS, INC.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    928469105
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |_|   Rule 13d-1(c)
      |X|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928469105
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(1)   Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
      (entities only):

                                 Terence D. Wall
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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) |_|
                                                                        (b) |_|
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(3)   SEC Use Only

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(4)   Citizenship or Place of Organization: United States

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Number of                     (5) Sole Voting Power:        1,499,961*
  Shares                      --------------------------------------------------
Beneficially                  (6) Shared Voting Power:      706,748**
  Owned                       --------------------------------------------------
 by Each                      (7) Sole Dispositive Power:   1,499,961*
Reporting                     --------------------------------------------------
Person With                   (8) Shared Dispositive Power: 706,748**

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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person: 2,206,709

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(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions): N/A

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(11)  Percent of Class Represented by Amount in Row (9): 16.6%

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(12)  Type of Reporting Person (See Instructions): IN

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*Includes 1,417,894 shares owned directly by Mr. Wall, 36,893 shares held in the
Company's 401(k) plan on Mr. Wall's behalf and 45,174 shares covered by options exercisable by Mr. Wall. Excludes 1,571,439 shares held in trust for the benefit of the Walls' children (which shares may not be voted or disposed of by Mr. Wall or Carol Vance Wall), 1,277,936 shares held by the TW 2005 Trust (which shares may not be voted or disposed of by Mr. Wall or Carol Vance Wall) and shares held by a charitable foundation established by Mr. Wall and Carol Vance Wall. **Represents 706,748 shares owned by Carol Vance Wall, Mr. Wall's wife.

Item 1(a). Name Of Issuer.  Vital Signs, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices.
      20 Campus Road, Totowa, New Jersey 07512

Item 2(a). Name of Person Filing.
      Terence D. Wall

Item 2(b). Address of Principal Business Office or, if None, Residence. 20 Campus Road, Totowa, New Jersey 07512

Item 2(c). Citizenship.
      Mr. Wall is a citizen of the United States.

Item 2(d). Title of Class of Securities. Common Stock, no par value

Item 2(e). CUSIP No. 928469105

Item 3. If This Statement Is Filed Pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

      Not Applicable.

Item 4. Ownership.

(a)   Amount Beneficially Owned (as of December 31, 2006) 2,206,709

(b)   Percent of Class (as of December 31, 2006) 16.6%

(c)   Number of Shares as to which such person has:

      (i)   sole power to vote or to direct the vote                  1,499,961*
      (ii)  shared power to vote or to direct the vote                 706,748**
      (iii) sole power to dispose or to direct the disposition of     1,499,961*
      (iv)  shared power to dispose or to direct the disposition of    706,748**

*Includes 1,417,894 shares owned directly by Mr. Wall, 36,893 shares held in the Company's 401(k) plan on Mr. Wall's behalf and 45,174 shares covered by options exercisable by Mr. Wall. Excludes 1,571,439 shares held in trust for the benefit of the Walls' children (which shares may not be voted or disposed of by Mr. Wall or Carol Vance Wall), 1,277,936 shares held by the TW 2005 Trust (which shares may not be voted or disposed of by Mr. Wall or Carol Vance Wall) and shares held by a charitable foundation established by Mr. Wall and Carol Vance Wall. **Represents 706,748 shares owned by Carol Vance Wall, Mr. Wall's wife.

Item 5. Ownership of Five Percent or Less of a Class.

      Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certification.

      Not Applicable.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 23, 2007
                                 Terence D. Wall

                                 By: /s/ Laura R. Kuntz, Esq., Attorney-In-Fact
                                    --------------------------------------------



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)


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